EXHIBIT 32

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND
CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Boss Holdings, Inc. (the "Company") on Form 10-K for the fiscal year ended December 27, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, G. Louis Graziadio III, Chairman and Chief Executive Officer of the Company, and I, Steven G. Pont, Vice President of Finance and Principal Financial Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:	March 27, 2009

/s/ G. Louis Graziadio III
G. Louis Graziadio III, Chairman of the Board and President
Principal Executive Officer

/s/ Steven G. Pont
Steven G. Pont, Vice President of Finance
Principal Financial Officer

E-10

Boss Holdings, Inc.
and Subsidiaries

Consolidated Financial Statements

December 27, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Boss Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Boss Holdings, Inc. and subsidiaries as of December 27, 2008 and December 29, 2007, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 27, 2008. Our audits also included the financial statement schedule listed in the index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Boss Holdings, Inc. and subsidiaries as of December 27, 2008 and December 29, 2007 and the results of their operations and their cash flows for each of the three years in the period ended December 27, 2008 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

We were not engaged to examine management’s assertion about the effectiveness of Boss Holdings, Inc.’s internal control over financial reporting as of Dec. 27, 2008 included in the accompanying management’s annual report on internal control over financial reporting in Item 9A(T) Controls and Procedures and, accordingly, we do not express an opinion thereon.

As described in Note 10 to the consolidated financial statements, effective December 31, 2006, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes.

/s/ McGladrey & Pullen, LLP

Davenport, Iowa
March 27, 2009

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.

Boss Holdings, Inc. and Subsidiaries

Consolidated Balance Sheets
(Dollars in Thousands, Except Per Share Data)

	December 27,	December 29,
Assets	2008	2007
Current Assets:
Cash and cash equivalents	$803	$2,557
Accounts receivable, net of allowance for doubtful accounts and
returns 2008 $240; 2007 $225	8,256	8,278
Inventories	18,929	15,983
Deferred tax asset	1,141	1,199
Prepaid expenses and other	523	579
Total current assets	29,652	28,596

Property and Equipment, net	3,340	3,528

Other Assets	48	141
Intangibles, net of accumulated amortization	457	639
Goodwill	2,853	3,666
Deferred tax asset	2,078	2,417
	$38,428	$38,987

Liabilities and Stockholders' Equity
Current Liabilities:
Current portion of long-term debt	$496	$511
Accounts payable	1,860	2,370
Accrued payroll and related expenses	1,123	1,191
Accrued promotional expenses	991	556
Other accrued liabilities	495	703
Total current liabilities	4,965	5,331

Long-Term Debt	1,607	2,054

Deferred Compensation	146	200

Commitments and Contingencies (Note 4)

Stockholders' Equity:
Common stock, $.25 par value; authorized 10,000,000 shares;
issued and outstanding 2,036,047 and 2,018,345 shares
in 2008 and 2007, respectively	509	505
Additional paid-in capital	66,521	66,463
Accumulated (deficit)	(35,271)	(35,809)
Accumulated other comprehensive income (loss)	(49)	243
Total stockholders' equity	31,710	31,402
	$38,428	$38,987

See Notes to Consolidated Financial Statements.

Boss Holdings, Inc. and Subsidiaries

Consolidated Statements of Income
Years Ended December 27, 2008, December 29, 2007 and December 30, 2006
(Dollars in Thousands, Except Per Share Data)

	2008	2007	2006
Net sales	$55,732	$55,197	$53,663

Cost of sales	41,961	40,817	40,112

Gross profit	13,771	14,380	13,551

Operating expenses	11,659	11,924	11,348
Asset impairment losses	792	-	-

Operating income	1,320	2,456	2,203

Other income and (expenses):
Interest income	40	110	4
Interest expense	(313)	(309)	(416)
Other	22	20	41
	(251)	(179)	(371)

Income before income tax expense (benefit)	1,069	2,277	1,832

Income tax expense (benefit)	531	911	(2,062)
Net income	$538	$1,366	$3,894

Basic earnings per common share	$0.27	$0.68	$1.97
Diluted earnings per common share	$0.24	$0.62	$1.77

See Notes to Consolidated Financial Statements.

Boss Holdings, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity
Years Ended December 27, 2008, December 29, 2007 and December 30, 2006
(In Thousands)

					Accumulated
			Additional		Other			Total
	Common Stock		Paid-In	Accumulated	Comprehensive	Treasury Stock		Stockholders'
	Shares	Dollars	Capital	(Deficit)	Income (Loss)	Shares	Dollars	Equity
Balance, December 31, 2005	1,986	$496	$67,012	$(41,069)	$56	(5)	$(817)	$25,678
Exercise of stock options	-	-	-	-	-	-	-	-
Cancellation of treasury stock	(5)	(1)	(816)	-	-	5	817	-
Comprehensive income:
Net income	-	-	-	3,894	-	-	-	3,894
Other comprehensive income (Note 11)	-	-	-	-	(4)	-	-	(4)
Comprehensive income								3,890
Stock based compensation	-		128	-	-	-	-	128
Balance, December 30, 2006	1,981	495	66,324	(37,175)	52	-	-	29,696
Exercise of stock options	37	10	103	-	-	-	-	113
Comprehensive income:
Net income	-	-	-	1,366	-	-	-	1,366
Other comprehensive income (Note 11)	-	-	-	-	191	-	-	191
Comprehensive income								1,557
Stock based compensation	-	-	36	-	-	-	-	36
Balance, December 29, 2007	2,018	505	66,463	(35,809)	243	-	-	31,402
Exercise of stock options	18	4	50	-	-	-	-	54
Comprehensive income:
Net income	-	-	-	538	-	-	-	538
Other comprehensive (loss) (Note 10)	-	-	-	-	(292)	-	-	(292)
Comprehensive income								246
Stock based compensation	-	-	8	-	-	-	-	8
Balance, December 27, 2008	2,036	$509	$66,521	$(35,271)	$(49)	-	$-	$31,710

See Notes to Consolidated Financial Statements.

Boss Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 27, 2008, December 29, 2007 and December 30, 2006
(Dollars in Thousands)

	2008	2007	2006
Cash Flows from Operating Activities:
Net income	$538	$1,366	$3,894
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	654	534	467
Stock based compensation	8	36	128
Deferred tax expense (benefit)	414	772	(2,132)
Goodwill Impairment	757	-	-
Patent Impairment	35	-	-
Non-Cash Asset Donation	173	-	-
Changes in assets and liabilities net of acquisitions:
(Increase) decrease in:
Accounts receivable	(84)	48	218
Inventories	(3,156)	(1,100)	1,890
Prepaid expenses and other current assets	12	40	(65)
Other assets	59	12	(5)
Increase (decrease) in:
Accounts payable	(206)	579	271
Accrued liabilities	116	246	(60)
Net cash provided by (used in) operating activities	(680)	2,533	4,606

Cash Flows from Investing Activities:
Purchases of property and equipment	(380)	(343)	(281)
Acquisitions	-	(887)	(200)
Net cash used in investing activities	(380)	(1,230)	(481)

Cash Flows from Financing Activities:
Net payments on revolving line of credit	-	-	(2,302)
Borrowing on long-term obligations	-	405	-
Repayment of long-term obligations	(477)	(427)	(817)
Proceeds from exercise of stock options	51	86	-
Net cash provided by (used in) financing activities	(426)	64	(3,119)

Effect of exchange rate changes on cash	$(268)	$188	$(4)
Increase (decrease) in cash and cash equivalents	$(1,754)	$1,555	$1,002

(Continued)

Boss Holdings, Inc. and Subsidiaries

Consolidated Statements of Cash Flows (Continued)
Years Ended December 27, 2008, December 29, 2007 and December 30, 2006
(Dollars in Thousands)

	2008	2007	2006
Cash and cash equivalents:
Beginning	2,557	1,002	-
Ending	$803	$2,557	$1,002

Supplemental Disclosures of Cash Flows Information, cash payments for:
Interest paid	$210	$213	$412
Income taxes paid, net	75	224	91

Supplemental Disclosures of Noncash Investing and
Financing Activities:
Accrued acquisition contingency	-	-	200
Reduction in net operating loss carryover due to excess tax
benefits from the exercise of stock options	3	27	-
Fixed assets acquired by entering into capital lease	103	-	-

Boss Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Data)

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business:

Boss Holdings, Inc. and its subsidiaries are engaged in the import, marketing, and distribution of gloves, boots, rainwear, pet supplies and specialty lighting products, as well as custom imprinting of inflatable and other products for the advertising specialties industry. Customers, located throughout the world, include retailers ranging from convenience stores to mass merchandisers and various commercial users. The Company sells its products primarily through distributors and manufacturer’s representatives.

Significant accounting policies:

Principles of consolidation: The accompanying consolidated financial statements include the accounts of Boss Holdings, Inc. (“BHI”), and its wholly owned subsidiary, Boss Manufacturing Holdings, Inc. and subsidiaries (“BMHI”) (collectively, the “Company”). All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

Fiscal year: The Company maintains a 52/53-week year ending on the last Saturday of the calendar year. Fiscal years 2008, 2007 and 2006 contained 52 weeks.

Use of estimates in the preparation of financial statements: The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents: Cash and cash equivalents consist of cash on hand, time deposits, and liquid debt instruments such as commercial paper with maturities of three months or less from the date of purchase.

Accounts receivable: Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Accounts receivable are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

An account is considered to be past due if any portion of the receivable balance is past due more than 60 days. The provision for bad debts charged to expense was $96, $65 and $3 for the years ended 2008, 2007 and 2006, respectively.

Marketable securities: The Company classifies marketable equity securities as trading or available for sale securities, as defined by the Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”). In accordance with the provisions of SFAS 115, marketable securities are stated at fair value with net unrealized gains and losses included in operations for trading securities and in accumulated other comprehensive income (loss) for available for sale securities.

The Company’s marketable equity securities, classified as trading, are held in trust under a deferred compensation arrangement, and are included in other assets on the consolidated balance sheets for all periods presented.

Boss Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Data)

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Revenue recognition: The Company recognizes revenue from product sales at the time of shipment based on standard terms of FOB shipping point, with title passing to the customer at time of shipment. Management records estimated reductions to revenue for various customer programs and incentive offerings primarily in the consumer market of the work gloves and protective wear segment. These programs include the following:

  Rebates and other volume-based incentives – the Company records a revenue reduction and associated accrued liability each period based on the estimated rebate total. Rebates paid are then charged to the accrued liability. Each quarter, management compares the accrued liability balance to the estimated rebates payable compiled for all customers and makes adjustments as appropriate to revenues and the accrued rebate liability.

  Terms discounts – the Company offers cash discounts to certain customers, recorded as revenue reductions in each period with an associated accounts receivable allowance. Management periodically analyzes this allowance account to ensure its adequacy, adjusting sales and the accounts receivable allowance when appropriate.

  Cooperative advertising and marketing allowances – the Company supports certain customer advertising and marketing initiatives to promote product sales at retail. In many cases, customers advertise Company products using mutually agreed specifications such as the Boss logo and trade names, with the Company then reimbursing a portion of the advertising cost incurred by the customer. The Company also supports various other advertising and marketing initiatives to promote sales. All such costs are treated as a reduction of revenues for accounting purposes.

  To a lesser extent, the Company occasionally utilizes additional incentives to increase market share such as buying back a competitor’s inventory from a new customer, offering conversion allowances and providing other new customer incentives. Such methods are common in certain retail industry channels. All such costs are treated as a reduction of revenues for accounting purposes.

As of December 27, 2008, the Company’s accrual for customer advertising and promotional activities totaled $990,700. The Company has received no material allowances or credits from any vendors in connection with the purchase or promotion of such vendor’s products.

Cost of sales: The Company’s cost of sales expense includes all costs incident to purchasing goods for sale, transporting them from the supplier to Company facilities, warehousing and shipping goods to the customer. Such costs include product cost, inbound freight, duty, brokerage fees and storage costs as well as shipping and handling costs associated with outbound shipments to customers.

Warranty costs and returns: The Company provides for estimated warranty costs and returns at the time of sale. Accrued costs of warranty obligations and returns are classified as accrued liabilities and are immaterial to the financial statements as a whole.

Inventories: Inventories are valued at the lower of cost or market using primarily the first-in, first-out (“FIFO”) method. The Company provides estimated inventory allowances for excess, slow moving and obsolete inventory whose carrying value is in excess of net realizable value. Inventories consist of finished goods for the periods presented.

Property and equipment and depreciation: Property and equipment is recorded at historical cost. The Company provides for depreciation generally using the straight-line method over the following estimated useful lives:

Boss Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Data)

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Years
Machinery and equipment	10
Office furniture and equipment	3 - 10
Buildings and improvements	10 - 39

Depreciation expense was $491, $492 and $424 for 2008, 2007 and 2006, respectively.

Goodwill and other intangibles: Goodwill represents the excess of purchase price over the fair value of the identifiable net assets acquired. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill is not amortized and, instead, is evaluated for impairment at least annually. The Company performs its impairment test in December each year. Other intangible assets are recorded at cost and amortized over their estimated useful life (see Note 9).

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The estimated future cash flows are based upon, among other things, assumptions about expected future operating performance, and may differ from actual cash flows. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the assets, the assets will be written down to the estimated fair value in the period in which the determination is made (see Note 9).

Boss Holdings, Inc. and Subsidiaries Notes to Consolidated Financial Statements (Dollars in Thousands, Except Per Share Data)

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

The cost and accumulated amortization of other intangible assets as of December 27, 2008 and December 29, 2007 is as follows:

	Estimated		Accumulated	Net Book
	Life	Cost	Amortization	Value
	2008
Customer Lists
Canadawide Safety	4 Years	$90	$37	$53
Dipcraft	5 Years	343	77	266
Galaxy	7.5 Years	170	100	70
Trademarks	5 Years	209	141	68
Patents	10 Years	15	15	-
		$827	$370	$457
	2007
Customer Lists
Canadawide Safety	4 Years	$112	$18	$94
Dipcraft	5 Years	343	9	334
Galaxy	7.5 Years	170	77	93
Trademarks	5 Years	216	138	78
Patents	10 Years	50	10	40
		$891	$252	$639

Amortization of intangible assets is expected to be approximately $150 in 2009, $136 in 2010, $105 in 2011 and $66 in 2012. The 2008 patent cost has been reduced by $35 of impairment charges.

Changes in goodwill during the year ended December 27, 2008 are as follows:

	Book Value	Effect Of		Book Value
	As of	Exchange		As Of
	12/29/2007	Rate	Impairment	12/27/2008
Headlite	527	-	527	-
Canadawide	286	56	230	-
Galaxy	2,853	-	-	2,853

Total	$3,666	$56	$757	$2,853

Boss Holdings, Inc. and Subsidiaries Notes to Consolidated Financial Statements (Dollars in Thousands, Except Per Share Data)

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Fair value of financial instruments: Effective December 30, 2007, the Company adopted Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (SFAS 157), as it applies to our financial instruments, and Statement of Financial Accounting Standard No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115” (SFAS 159). SFAS 157 defines fair value, outlines a framework for measuring fair value, and details the required disclosures about fair value measurements. SFAS 159 permits companies to irrevocably choose to measure certain financial instruments and other items at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities.

Under SFAS 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market. SFAS 157 establishes a hierarchy in determining the fair value of an asset or liability. The fair value hierarchy has three levels of inputs, both observable and unobservable. SFAS 157 requires the utilization of the lowest possible level of input to determine fair value. Level 1 inputs include quoted market prices in an active market for identical assets or liabilities. Level 2 inputs are market data, other than Level 1, that are observable either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities, quoted market prices in an inactive market, and other observable information that can be corroborated by market data. Level 3 inputs are unobservable and corroborated by little or no market data.

Except for those assets and liabilities which are required by authoritative accounting guidance to be recorded at fair value in our Consolidated Balance Sheets, the Company has elected not to record any other assets or liabilities at fair value as permitted by SFAS 159.

     The following table provides information on those assets and liabilities measured at fair value on a recurring basis.

	Carrying Amount		Fair Value Measurements Using
	In Consolidated
	Balance Sheets	Fair Value
	December 27, 2008	December 27, 2008	Level 1	Level 2	Level 3
Money market funds	$1	$1	$1	$-	$-
Daily investment sweep	$872	$872	$872	$-	$-
Marketable Securities (included in other assets)	$141	$141	$141	$-	$-
Interest rate swap liability	$(46)	$(46)	$-	$(46)	$-

The valuation of the interest rate swap liability shown in the table above was provided by the Company’s primary lender and is based on mid-market levels as of the close of business on the dates indicated above

Boss Holdings, Inc. and Subsidiaries Notes to Consolidated Financial Statements (Dollars in Thousands, Except Per Share Data)

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Concentrations of credit risk: The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash, cash equivalents, and accounts receivable.

The Company places its cash and temporary cash investments with high credit quality financial institutions. The Federal Deposit Insurance Corporation (“F.D.I.C.”) has temporarily expanded its insurance of cash balances up to $250 per bank. The combined account balances at each institution periodically exceed the F.D.I.C. coverage resulting in a concentration of credit risk for the amounts on deposit in excess of $250. The Company’s management does not believe this credit risk is significant, as they do not anticipate non-performance of the financial institutions.

Concentrations of credit risk with respect to accounts receivable are limited due to the diversity of the Company’s customer base. The Company’s management has established certain credit requirements that its customers must meet before sales credit is extended. The Company generally does not require collateral, but monitors the financial condition of its customers to help ensure collections and to minimize losses. Historically, the Company has not experienced significant losses related to accounts receivable from individual customers or from groups of customers in any geographic area.

Foreign currency translation: Financial statements of the Company’s Canadian subsidiary are translated into U.S. dollars using fiscal year-end exchange rates for assets and liabilities, and average exchange rates during the year for the results of operations. Translation adjustments of the Canadian accounts are reported as a separate component of other comprehensive earnings within stockholders’ equity. Exchange rate adjustments related to foreign currency transactions are recognized in comprehensive income.

Income taxes: The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates applied to taxable income. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred income tax assets when it is more likely than not that the asset will not be realized.

Advertising costs: The Company generally expenses the cost of advertising the first time advertising takes place. Costs of trade shows and developing advertising materials are expensed at the time of the trade shows or as the advertising materials are produced and distributed to customers. Advertising expense for 2008, 2007 and 2006 was $789, $818 and $923, respectively.

Stock based compensation: The Company calculates stock-based compensation by estimating the fair value of each option using the Black-Scholes option pricing model. The Company’s determination of fair value of share-based payment awards is made as of their respective dates of grant using that option pricing model and is affected by the Company’s stock price as well as a number of subjective assumptions. These variables include, but are not limited to, the Company’s expected stock price volatility over the term of the awards and actual and projected employee stock option exercise behavior. The expected term of options granted is derived from historical data on employee exercises and post-vesting employment termination behavior. The risk-free rate selected to value any particular grant is based on the U.S. Treasury rate that corresponds to the pricing term of the grant effective as of the date of the grant. The expected volatility is based on the historical volatility of the Company’s stock price. These Factors, as they pertain to future grants, could change in the future, affecting the determination of stock-based compensation expense in future periods.

Boss Holdings, Inc. and Subsidiaries Notes to Consolidated Financial Statements (Dollars in Thousands, Except Per Share Data)

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Earnings per share: Basic net earnings per common share is based upon the weighted average number of common shares outstanding during the period. Diluted net earnings per common share is based upon the weighted average number of common shares outstanding plus dilutive potential common shares, including options outstanding during the period.

Pending accounting pronouncements: In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. In February 2008, the FASB issued FASB Staff Position No. 157-2, Effective Date of FASB Statement No. 157, which permits a one-year deferral for the implementation of SFAS No. 157 with regard to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The Company adopted SFAS No. 157 for the fiscal year beginning December 30, 2007, except for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis for which delayed application is permitted until our fiscal year beginning December 28, 2008. The Company does not expect the adoption of SFAS 157 to have a material impact on the results of operations, financial position, or cash flows.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations (SFAS No. 141(R))”, and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (SFAS No. 160). These new standards significantly change the accounting for and reporting of business combination transactions and noncontrolling interests (previously referred to as minority interests) in consolidated financial statements. Both standards are effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 141R and SFAS No. 160 on the Company’s financial statements.

In April 2008, the FASB issued Staff Position (FSP) No. FAS 142-3, “Determination of the Useful Life of Intangible Assets (FSP FAS 142-3)”. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. It is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years and should be applied prospectively to intangible assets acquired after the effective date. Early adoption is not permitted. FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives for intangible assets and should be applied to all intangible assets recognized as of, and subsequent to the effective date. The impact of FSP FAS 142-3 will depend on the size and nature of acquisitions on or after December 28, 2008.

Boss Holdings, Inc. and Subsidiaries Notes to Consolidated Financial Statements (Dollars in Thousands, Except Per Share Data)

Note 2. Property and Equipment

Property and equipment as of December 27, 2008 and December 27, 2007 are as follows:

	2008	2007
Land	$410	$440
Machinery and equipment	1,754	1,623
Buildings and improvements	2,496	2,674
Office furniture and equipment	2,526	2,622
	7,186	7,359
Less accumulated depreciation	3,846	3,831
	$3,340	$3,528

Note 3. Long-Term Obligations

Long-term debt as of December 27, 2008 and December 29, 2007 is as follows:

	2008	2007
BHI revolving line of credit (A)	$-	$-

Boss Canada Inc revolving line of credit (B)	33	-

Boss Holdings, Inc. term note payable to a lender. Requires monthly principal payments through July 2011 of $21 plus interest at LIBOR plus 2.1%, adjusted monthly (effective rate of 4.00% as of December 27, 2008). The Company has entered into an interest rate swap agreement related to this note. The swap effectively fixes the interest rate on approximately 57% of the note at 6.32%. Collateralized by all assets of Galaxy Balloons, Inc., in addition to accounts receivable and inventory of Boss Manufacturing Company and subsidiaries.	667	916

Boss Manufacturing Company mortgage note payable to a lender. Requires monthly principal payments of $4. Interest is at LIBOR plus 2.1%, adjusted monthly. The Company has entered into an interest rate swap agreement related to this mortgage note. The swap effectively fixes the interest rate on the debt at 5.83%. The final payment is a balloon payment of $667 due in July 2010. Collateralized by certain real property of Boss Manufacturing Company located in Kewanee, Illinois.	745	797

Subtotal Forward	$1,445	$1,713

(Continued)

Boss Holdings, Inc. and Subsidiaries Notes to Consolidated Financial Statements (Dollars in Thousands, Except Per Share Data)

Note 3. Long-Term Obligations (Continued)

Subtotal Forwarded	$1,445	$1,713

Boss Canada Inc. term note payable to a lender. Requires monthly payment of $7 Canadian Dollar ($5 US Dollar), using 12/27/08 exchange rate of .8213, at 6.3% from June 2008 through May 2014. Interest only monthly payments from June 2007 through May 2008. Collateralized by accounts receivable and inventory of Boss Canada Inc. located in Canada $367 Canadian Dollar ($302 US Dollar)	302	408

Boss Manufacturing Company loan agreement with a local governmental agency. Requires monthly payments of $8, including interest at 3%, through April 2010. Collateralized by certain real property of Boss Manufacturing Company's Kewanee, Illinois facilities.	124	214

Boss Manufacturing Company loan agreement with a local governmental agency. Requires monthly payments of $3, including interest at 3%, through October 2012. Collateralized by certain real property of Boss Manufacturing Company's Kewanee, Illinois facilities.	143	178

Non-interest bearing obligations to former owner of Canadawide Safety payable May 2008. $50 Canadian Dollar ($52 US Dollar)	-	52

Capital lease obligations	89	-
	2,103	2,565
Less current maturities	496	511
	$1,607	$2,054

Scheduled principal payments of long-term debt are as follows:

Year ending:
December 26, 2009	$496
December 25, 2010	1,115
December 31, 2011	278
December 29, 2012	109
December 28, 2013	67
Thereafter	38
$2,103

(A)	On June 1, 2008, the Company modified its loan and security agreement (the “Credit Agreement”) with a commercial bank. The revised Credit Agreement expires in January 2010 and provides a revolving credit facility up to $7,000 based on a formula that includes eligible accounts receivable and inventories. Interest is payable monthly at the bank’s prime rate less 1.50% or, at the Company’s option, LIBOR plus 1.0% (effective rate of 1.75% as of December 27, 2008). The Company incurs an unused line fee of 1/8% per annum on the unused portion of the credit facility. As of December 27, 2008, the Company had no borrowings on the revolving credit facility. Availability under this credit agreement was $7,000 as of December 27, 2008.

Boss Holdings, Inc. and Subsidiaries Notes to Consolidated Financial Statements (Dollars in Thousands, Except Per Share Data)

Note 3. Long-Term Obligations (Continued)

The Credit Agreement includes certain restrictive covenants and requires maintenance of certain financial ratios including current ratio, minimum tangible net worth, debt service coverage, and debt to tangible net worth. The Company’s accounts receivable and inventories secure the credit facility.

(B)	On June 1, 2008, the Company modified its loan and security agreement (the “Credit Agreement”) with a commercial bank for Boss Canada. The revised Credit Agreement expires in January 2010 and provides a revolving credit facility up to $100 Canadian based on a formula that includes eligible accounts receivable and inventories. Interest is payable monthly at the bank’s Canadian prime rate (effective rate of 3.5% as of December 27, 2008). As of December 27, 2008, the Company had borrowings of $40 Canadian on the revolving credit facility. Availability under this credit agreement was $96 Canadian as of December 27, 2008.

The Credit Agreement includes certain restrictive covenants and requires maintenance of certain financial ratios including current ratio, minimum tangible net worth, debt service coverage, and debt to tangible net worth. The Company’s accounts receivable and inventories secure the credit facility.

Deferred compensation plan:

Effective September 1, 2002, the Company adopted a nonqualified deferred compensation plan that allows executives to defer any portion of their compensation, and non-employee directors, consultants and counsel to defer any portion of their fees. The Company provides no matching contributions to the plan. Each plan participant is fully vested in all deferred compensation and earnings credited to his or her account, which the plan holds in an investment trust. The liability under the plan totaled $146 and $200 as of December 27, 2008 and December 29, 2007, respectively.

Note 4. Commitments and Contingencies

Leases:

The Company leases certain office and operating facilities and certain equipment under operating lease agreements that expire on various dates through 2009 and require the Company to pay all maintenance costs. Rent expense under these leases was $616, $629 and $588 for 2008, 2007 and 2006, respectively.

The following is a schedule by year of future minimum payments under the operating lease agreements:

Year ending:
December 26, 2009	$507
December 25, 2010	82
December 31, 2011	27
Total minimum lease payments	$616

Boss Holdings, Inc. and Subsidiaries Notes to Consolidated Financial Statements (Dollars in Thousands, Except Per Share Data)

Note 4. Commitments and Contingencies (Continued)

Licensing:

During 2002, the Company entered into a license agreement for the use of certain trademarks in its products which requires the payment of guaranteed or minimum royalties. The Company incurred royalties of $341, $306 and $249 in 2008, 2007 and 2006, respectively. The Company has extended the agreement with provisions for the payment of guaranteed or minimum royalties of $320 in 2009.

Litigation:

The Company is a party to various legal actions incident to the normal operation of its business. These lawsuits primarily involve claims for damages arising out of commercial disputes. The Company has been named as a defendant in several lawsuits alleging past exposure to asbestos contained in gloves manufactured or sold by one of the Company’s predecessors-in-interest, all of which actions are being defended by one or more of the Company’s products liability insurers. Management believes the ultimate disposition of these matters should not materially impact the Company’s consolidated financial position, operations or liquidity.

Note 5. Stock Options

The Company adopted two stock option plans in 1998 providing for the issuance of options covering up to 425,000 shares of common stock to be issued to officers, directors, or consultants to the Company. In 2004, an equity-based incentive program was adopted allowing the issuance of up to 150,000 shares of common stock in the form of any of the following: stock options, stock appreciation rights, performance based stock awards and restricted stock units. Various vesting conditions apply to these options, based on either tenure or certain performance criteria. Stock option transactions are summarized as follows:

	Year Ended
	December 27, 2008		December 29, 2007		December 30, 2006
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
Outstanding, beginning	336,000	$3.33	381,000	$3.31	393,834	$3.35
Granted	-	-	10,000	6.21	-	-
Exercised	(20,000)	3.16	(45,000)	3.02	-	-
Expired	-	-	(10,000)	7.00	(12,834)	4.55
Outstanding, ending	316,000	$3.34	336,000	$3.33	381,000	$3.31
Options exercisable,
end of year	314,540	$3.34	329,333	$3.27	351,251	$2.97
Weighted average fair
value per option of
options granted		N/A		$2.70		N/A

Boss Holdings, Inc. and Subsidiaries Notes to Consolidated Financial Statements (Dollars in Thousands, Except Per Share Data)

Note 5. Stock Options (Continued)

The Company’s management estimated fair values of the 2007 stock options using the Black-Scholes options-pricing model using the following weighted-average assumptions, expected volatility of 42%; expected dividend yield of 0.0%; weighted average risk-free rate of return of 4.5%; and expected lives of 5 years. Compensation expense related to stock options was $8, $36 and $128 for 2008, 2007 and 2006, respectively.

As of December 27, 2008, the total compensation cost of nonvested awards is approximately $4 which will vest in 2009. The intrinsic value of outstanding and vested options was $765 as of December 27, 2008. The intrinsic value of options exercised was $39,000 in 2008 and $168,000 in 2007.

Note 6. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended
	December 27,	December 29,	December 30,
	2008	2007	2006
Numerator, earnings attributable to
common stockholders	$538	$1,366	$3,894

Denominator:
Basic-weighted average common
shares outstanding	2,022,758	2,010,449	1,981,000
Dilutive effect of employee stock options	183,413	194,563	213,000
Diluted outstanding shares	2,206,171	2,205,012	2,194,000

Basic earnings, per common share	$0.27	$0.68	$1.97
Diluted earnings, per common share	$0.24	$0.62	$1.77

Note 7. Related Party Transactions

During 2008, 2007 and 2006, compensation, fees, and expense reimbursements paid to directors or their affiliates totaled $392, $412 and $343, respectively.

Boss Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Data)

Note 8. Acquisitions

Canadawide Safety, Inc:

On May 18, 2007, Boss Canada Inc. (“Boss Canada”), an indirect subsidiary of Boss Holdings, Inc. (“BHI”), purchased all outstanding shares of privately held Navillus Group Inc., an Ontario corporation. Through it’s wholly owned subsidiary, Canadawide Safety Inc. (“Canadawide”), the acquired company imports and distributes safety goods and industrial work wear, including gloves, protective eyewear, face and respiratory protection, as well as first aid and industrial supplies. Immediately following the closing, Canadawide and Navillus Group Inc. were merged with Canadawide as the surviving entity.

The base purchase price was Cdn$400 (approximately US$364), with Cdn$350 due on closing and Cdn$50 due on May 18, 2008. Boss Canada utilized a term loan of Cdn$400 provided through the Canadian branch of BHI’s primary lender to acquire the shares and pay down Cdn$50 of assumed debt. At the same time, Boss Canada entered into a Cdn$100 line of credit for working capital requirements.

This transaction was accounted for using purchase accounting and has been included in the Company’s operations since the date of acquisition. The estimated allocation of purchase price is as follows in US dollars:

Acquisition cost:
Base purchase price	$364
Closing Costs	19
Total	$383

Allocation of purchase cost:
Current assets	$216
Property and equipment	14
Customer Lists	100
Goodwill	255
Accounts payable and accrued expenses	(202)
383
Less Acquisition indebtedness	46
$337

Dipcraft Balloon Company:

In November of 2007 Galaxy Balloons acquired certain assets of Dipcraft Balloon Company for a total cash consideration of $350. Fixed assets accounted for $7 of the purchase with the remaining $343 assigned to customer list.

During 2007 the Company made the final $200,000 acquisition contingency payment in conjunction with the purchase of Galaxy Balloons in 2004.

Had these acquisitions taken place on December 30, 2006, consolidated sales and income would not have been significantly different from the amounts reported for 2007 and 2008.

Boss Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Data)

Note 9. Goodwill and Intangible Assets

In connection with its purchases of Galaxy during 2004, Head-Lite, LLC., during 2005, and Canadawide during 2007, the Company recorded goodwill of $3,666. Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of the business acquired. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, the Company does not amortize the goodwill associated with these acquisitions since it has an indefinite life. Instead, management tests goodwill for impairment in the fourth quarter of each year, or if certain circumstances indicate the existence of a possible impairment. Management’s impairment test considers the carrying value of the reporting unit for each acquisition, including goodwill, in relation to its fair value based upon earnings generated. Expected earnings are calculated based on a discounted cash flow methodology. The determination of the reporting units is based on the Company’s organizational structure and the financial information that is provided to and reviewed by management. The reporting units are the Galaxy, BMC and Boss Canada divisions for the Galaxy, Head-Lite and Canadawide acquisitions, respectively.

The Company’s goodwill impairment evaluation as of December 27, 2008 indicated that the goodwill for the Galaxy acquisition was not impaired, while the goodwill for Head-Lite LLC and Canadawide was found to be impaired. When the carrying value of the net assets assigned to a reporting unit exceeds the fair value of a reporting unit, a second step of the impairment test is performed to determine the implied fair value of a reporting unit’s goodwill. This step requires valuation of a reporting unit’s tangible and intangible assets, and liabilities in a manner similar to the allocation of purchase price in a business combination. Based on that step, management concluded that, no fair value remains for the goodwill of the Head-Lite, LLC. and the Canadawide acquisitions. Therefore, goodwill impairment losses of $527 and $230 were recognized in the Boss Manufacturing Company and the Boss Canada divisions, respectively. These expenses have been recorded in the asset impairment loss on the consolidated statements of income. After the impairment losses, $2,853 in goodwill remains at year-end related to the Galaxy acquisition.

The Company determined that an impairment evaluation was required for Head-Lite’s patent, based on a sharp decline in an historical downward trend of sales for the Head-Lite product line. The impairment analysis performed as of December 27, 2008 indicated that the patent was fully impaired, resulting in an impairment loss of $35. This expense was also recorded in the asset impairment loss on the consolidated statements of income. The Company’s evaluations used significant assumptions by division, including: expected future revenue and expense growth rates, cost of capital, discount rate and forecasted capital expenditures. The projections assume a decline in revenue in 2009 followed by a slow recovery based on the general economic downturn and expectations of the economic recovery. Assumptions and estimates about future cash flows and discount rates are complex and may be subjective. They can be affected by a variety of external and internal factors. Management believes the assumptions and estimates made in these evaluations were reasonable and appropriate, however, different assumptions and estimates could materially impact the projected earnings.

Boss Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Data)

Note 10. Income Taxes

The Company records income taxes based on its consolidated tax return. Current and deferred federal and state tax expense (benefit) is as follows:

	Year Ended
	December 27,	December 29,	December 30,
	2008	2007	2006
Current income tax expense:
Federal	$25	$39	$19
State and local	92	100	51
	117	139	70
Deferred income tax expense (benefit):
Federal	435	759	(2,127)
State and local	(21)	13	(5)
	414	772	(2,132)
Total income tax expense (benefit)	$531	$911	$(2,062)

Income taxes recorded by the Company differ from the amounts computed by applying the statutory U.S. federal income tax rate to net earnings before income taxes. The following schedule reconciles income tax expense (benefit) at the statutory rate and the actual income tax expense as reflected in the consolidated statements of income for the respective periods:

	Year Ended
	December 27,	December 29,	December 30,
	2008	2007	2006
Income tax expense computed
at the U.S. corporate tax rate of 34%	$364	$774	$623
Adjustments attributable to:
State income taxes, net of the federal benefit	53	114	46
Deferred tax asset valuation allowance	-	-	(2,730)
Effect of foreign operations	86	-	-
Other	28	23	(1)
Total income tax expense (benefit)	$531	$911	$(2,062)

Boss Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Data)

Note 10. Income Taxes (Continued)

The temporary differences result in a net deferred income tax asset that is reduced by a related valuation allowance, summarized as follows:

	December 27,	December 29,
	2008	2007
Deferred income tax assets:
Operating loss carryforwards	$8,258	$8,858
Accounts receivable	111	100
Accruals	133	103
Compensation related	388	432
Inventories	440	514
Intangibles	152	-
Tax credit carryforwards	467	442
Gross deferred tax assets	9,949	10,449
Deferred tax asset valuation allowance	6,500	6,500
Net deferred tax assets	3,449	3,949

Deferred income tax liabilities:
Intangibles	-	73
Property and equipment	230	260
	230	333
Net deferred income tax assets	$3,219	$3,616

Included in the tax credit carryforward is approximately $467 of alternative minimum tax credits and general business credits available to reduce future income taxes payable.

Boss Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Data)

Note 10. Income Taxes (Continued)

Prior to the third quarter of 2004 the Company had provided a valuation allowance against its net deferred tax assets. Historically the profitability of the Company was somewhat volatile and there was not consistent profitability from the core operating segments. During the third quarter of 2004, management determined that based on the stabilizing of the profitability of the core operating segments and anticipated sales growth, it was more likely than not that a portion of the NOL would be utilized. Accordingly the Company reduced the valuation allowance by $3,127 and recognized a commensurate tax benefit in 2004. In the fourth quarter of 2006 the Company reevaluated its estimates and based on its current and projected profitability and the higher sales volumes being realized in the work glove and protective wear segment, determined that it was more likely than not that it would be able to utilize an additional $2,730 of its remaining NOL carryforwards. Accordingly, at the end of 2006 the Company reduced its valuation allowance to $6,500 and recognized a $2,730 tax benefit. Management again reevaluated its profitability trends during the fourth quarter of 2008 and, based upon its current and projected profitability and the uncertainties surrounding expected future earnings, management did not adjust its net deferred tax asset in 2008.

As of December 27, 2008, the Company had operating loss carryforwards for U.S. income tax purposes of $24,289 available to reduce future taxable income through the following years:

Year of expiration:
2011	$13,624
2012	9,197
2019	535
Thereafter	933
$24,289

As of December 27, 2008, the Company had operating loss carryforwards for Canadian income tax purposes of approximately $486. The operating losses are available to reduce future taxable income through the following years:

Year of expiration:
2009	$212
2014	23
2015	1
Thereafter	250
$486

Boss Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Data)

Note 10. Income Taxes (Continued)

On December 31, 2006, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS No. 109 (“FIN 48”). This statement clarifies the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in a company’s financial statements. FIN 48 prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. The adoption of FIN 48 had no impact on the Company’s consolidated financial statements.

As of December 27, 2008 the remaining amount of the FIN 48 reserve was $13. During 2008, approximately $90 was utilized for settlements with state taxing authorities. The Company is generally no longer subject to U.S. federal, state and local tax examinations by tax authorities for years prior to 2005, and no longer subject to foreign income tax examinations for years prior to 2004. The Company recognizes interest and penalties related to income tax matters in the provision for income taxes. All unrecognized tax benefits, if recognized, would affect the effective tax rate. The liability for unrecognized tax benefits includes accrued interest for tax positions, which either do not meet the more-likely-than-not recognition threshold or where the tax benefit is measured at an amount less than the tax benefit claimed or expected to be claimed on an income tax return.

Note 11. Comprehensive Income (Loss)

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for reporting and display of comprehensive income (loss) and its components in a full set of general-purpose financial statements. SFAS 130 requires that all items required to be recognized under accounting standards as components of comprehensive income must be disclosed in the financial statements.

Comprehensive income (loss) is defined as the change in equity during a period from transactions and other events from non-owner sources. Comprehensive income (loss) is the total of net income and other comprehensive income (loss), which for the Company is comprised of foreign currency items and the unrealized gains and losses on the interest rate swap agreements, net of income taxes. Accumulated other comprehensive income (loss) consists of the following:

	Year Ended
	December 27,	December 29,	December 30,
	2008	2007	2006
Foreign currency items:
Beginning balance	$244	$25	$29
Current period change	(265)	219	(4)
Ending balance	(21)	244	25

Interest swap agreements, net of income taxes:
Beginning balance	(1)	27	27
Current period change	(27)	(28)	-
Ending balance	(28)	(1)	27
Accumulated other comprehensive income (loss)	$(49)	$243	$52

Boss Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Data)

Note 12. Operating Segments and Related Information

The Company operates in three business segments. In the work gloves and protective wear segment, through its Boss Manufacturing Company subsidiary, the Company imports, markets and distributes gloves, boots, rainwear and specialty lighting products. The Company conducts operations in the pet supplies segment through Boss Pet Products, Inc. In this segment, the Company imports and markets a line of pet supplies including dog and cat toys, collars, leads, chains and rawhide products. Through its Galaxy Balloons subsidiary, the Company provides specialty imprinted balloons, inflatable products and other goods included in the promotional items and specialty products segment.

The following table provides summarized information concerning the Company’s reportable segments. In this table, the Company’s corporate operations are grouped into a miscellaneous column entitled, “Corporate and Other.”

	Work
	Gloves and		Promotional
	Protective	Pet	and Specialty	Corporate
	Wear	Supplies	Products	and Other	Total
2008
Revenue	$38,283	$6,525	$10,924	$-	$55,732
Operating income (loss)	610	459	1,148	(897)	1,320
Goodwill	-	-	2,853	-	2,853
Impairment charges	792	-	-	-	792
Total assets	25,907	3,257	6,108	3,156	38,428
Capital expenditures	227	21	132	-	380
Depreciation	305	40	146	-	491

2007
Revenue	$37,689	$6,693	$10,815	$-	$55,197
Operating income (loss)	1,598	635	1,228	(1,005)	2,456
Goodwill	813	-	2,853	-	3,666
Total assets	26,203	3,013	6,087	3,684	38,987
Capital expenditures	143	118	82	-	343
Depreciation	322	33	137	-	492

2006
Revenue	$37,257	$6,414	$9,992	$-	$53,663
Operating income (loss)	1,568	126	1,485	(976)	2,203
Goodwill	527	-	2,853	-	3,380
Total assets	23,601	2,919	5,471	4,588	36,579
Capital expenditures	137	41	103	-	281

Boss Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in Thousands, Except Per Share Data)

Note 13. Quarterly Consolidated Financial Information (Unaudited)

The following is a summary of the unaudited quarterly results for fiscal 2008 and 2007:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total
2008
Net sales	$13,355	$13,286	$14,070	$15,021	$55,732
Gross profit	2,987	3,096	3,679	4,009	13,771
Net income (loss)	(10)	125	438	(15)	538

Net earnings (loss), per
common share:
Basic	$(0.00)	$0.06	$0.22	$(0.01)	$0.27
Diluted	$(0.00)	$0.06	$0.20	$0.00	$0.24

Denominator for net
earnings (loss), per
common share:
Basic	2,018,345	2,018,345	2,018,345	2,036,047	2,022,758
Diluted	2,018,345	2,215,559	2,196,892	2,188,257	2,206,171

2007
Net sales	$13,369	$12,963	$13,504	$15,361	$55,197
Gross profit	3,204	3,231	3,606	4,339	14,380
Net income	126	170	404	666	1,366

Net earnings, per
common share:
Basic	$0.06	$0.08	$0.20	$0.33	$0.68
Diluted	$0.06	$0.08	$0.18	$0.30	$0.62

Denominator for net
earnings (loss), per
common share:
Basic	1,997,404	2,007,703	2,018,345	2,018,345	2,010,449
Diluted	2,182,560	2,205,085	2,212,023	2,220,380	2,205,012

During the fourth quarter of 2008 the Company recorded $173 valuation write-off of an office building donated to a local charity, $757 goodwill impairment loss associated with the purchase of Head-Lite and Canadawide Safety and a $35 patent impairment loss associated with Head-Lite.

Boss Holdings, Inc. and Subsidiaries

Schedule II - Valuation and Qualifying Accounts
(Dollars in Thousands)

		Additions
		Charged to	Charged
		Costs and	to Other
	Beginning	Expenses	Accounts		Deductions		Ending
Year ended December 27, 2008:
Accounts receivable	$225	$96	$-		$81	(a)	$240
Inventories	736	90	$33		294	(b)	565
Deferred income tax asset	6,500	-	163		163		6,500
Sales allowance	556	2,732	-		2,297	(b)	991
Total allowances deducted
from assets	$8,017	$2,918	$196		$2,835		$8,296

Year ended December 29, 2007:
Accounts receivable	$221	$65	$-		$61	(a)	$225
Inventories	842	267	-		373	(b)	736
Deferred income tax asset	6,500	-	-		-		6,500
Sales allowance	627	1,620	-		1,691	(b)	556
Total allowances deducted
from assets	$8,190	$1,952	$-		$2,125		$8,017

Year ended December 30, 2006:
Accounts receivable	$291	$3	$-		$73	(a)	221
Inventories	821	72	28	(d)	79	(b)	842
Deferred income tax asset	9,230	(2,730)	-		-		6,500
Sales allowance	669	2,024	-		2,066	(b)	627
Total allowances deducted
from assets	$11,011	$(631)	$28		$2,218		$8,190

Notes:
     (a) Write off of uncollectible accounts.
     (b) Payments/credit write-offs, etc.